Exhibit 21.1

Subsidiaries of EnerJex Resources, Inc.
As of June 18, 2015

Name of Subsidiary	State of Incorporation	Percentage Ownership
EnerJex Kansas, Inc.	Nevada	100%
Black Raven Energy, Inc	Nevada	100%
Black Sable Energy, LLC	Texas	100%
Working Interest, LLC	Kansas	100%
Adena, LLC	CO	100%